

Mail Stop 7010

June 28, 2006

Via U.S. mail and facsimile

Mr. Gary L. Kramer
President and General Manager
Badger State Ethanol, LLC
820 West 17th Street
Monroe, WI 53566

> **Re: Badger State Ethanol, LLC**
> **Schedule 13E-3**
> **File No. 005-81699**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 333-50568**

Dear Mr. Kramer:

    We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Effect on Trading of Class A Member Units, page 38

1.   We read your response to comment five of our letter dated June 14, 2006 and we reissue this comment. In this regard, we note the disclosure in this section has not been revised to explain the availability of agstocktrade.com in light of the fact that the Class A-1 units will be restricted securities.

<p style="text-align:center">*   *   *   *</p>

    As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions. You may also contact Michael K. Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Dennis R. Wendte
Ms. Sarah M. Bernstein
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, IL 60606